UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended:  January 28, 1995

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended: _______________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - REGISTRANT INFORMATION

Western Publishing Group, Inc.
_______________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable

444 Madison Avenue
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, New York  10022
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    ( (a) The reasons described in reasonable detail in Part III of this form
    (     could not be eliminated without unreasonable effort or expense;
    (
    ( (b) The subject annual report, semi-annual report, transition report on
    (     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
/x/ (     filed on or before the fifteenth calendar day following the prescribed
    (     due date; or the subject quarterly report of transition report on Form
    (     10-Q, or portion thereof will be filed on or before the fifth calendar
    (     day following the prescribed due date; and
    (
    ( (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    (     has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of negotiating a new credit facility for its seasonal working capital requirements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Steven M. Grossman, Chief Financial Officer     (212)         688-4500
                       (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                            / / Yes  /x/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         SEE EXHIBIT A ATTACHED HERETO

______________________________________________________________________________

                        Western Publishing Group, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 27, 1995                   By  /s/ Steven M. Grossman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).

                                                                    EXHIBIT A


                WESTERN PUBLISHING GROUP, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS




                                       Three Months Ended              Year Ended
                                      --------------------     -----------------------
                                         Jan 28     Jan 29         Jan 28       Jan 29
                                          1995       1994           1995         1994
                                          ----       ----           ----         ----
                                          (In thousands, except for per share data)

Revenues...........................     $98,666      $172,461    $402,555    $616,675

(Loss) income before interest
expense, income taxes (benefit) and
cumulative effect of change in
accounting principle...............     ($4,227)\1\  ($14,408)     $2,458\1\ ($47,050)\2\

Loss before cumulative effect
of change in accounting
principle..........................     ($6,013)      ($9,173)   ($17,579)   ($41,025)

Cumulative effect of change in
accounting principle...............                                          ($14,800)

Net loss...........................     ($6,013)      ($9,173)   ($17,579)   ($55,825)

Preferred dividend requirements....       ($212)        ($212)      ($848)      ($848)

Loss applicable to common
stock..............................     ($6,225)      ($9,385)   ($18,427)   ($56,673)

Loss per common share:

    Before cumulative effect of
    change in accounting
    principle......................      ($0.30)       ($0.45)     ($0.88)     ($1.99)


    Cumulative effect of change
    in accounting principle........                                            ($0.71)


Net loss...........................      ($0.30)       ($0.45)     ($0.88)     ($2.70)

Weighted average number of

common shares outstanding..........      21,023        20,959      20,997      20,956

\1\ -Includes an adjustment to reflect a reduction to the provision for write-down of Division of $1.1 million in the three months and year ended January 28, 1995 and a pre-tax gain on streamlining plan of $20.4 million in the year ended January 28, 1995.
\2\ -Includes a pre-tax provision for write-down of Division of $28.2 million.